KINECTAIR

The future of flying. The affordable on-demand flight network.

🟦 PITCH VIDEO   ⬜ INVESTOR PANEL



kinectair.com   Vancouver WA   🐦 📘 📷   Technology   Main Street   Software   Artificial Intelligence   Travel and Tourism

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OVERVIEW   DETAILS   UPDATES 21   WHAT PEOPLE SAY 79   ASK A QUESTION 33

Highlights

1. TIMING. Direct, uncrowded private air travel is surging post-Covid.

2. ON-DEMAND. Our aircraft avoid hubs and access 10x more airfields through a simple AI-backed App.

3. TEAM. We are a global team of aviation entrepreneurs led by Jonathan Evans, an exited tech CEO.

4. SOFTWARE. We scale with AI-driven routing, demand-generation, and booking.

5. SUSTAINABLE. We introduce hybrid-electric aircraft for clean air travel by 2023.

6. JOYFUL. Join us in re-imagining a better way to fly.

7. For latest investor presentation, please email: marketing@kinectair.com

8. DISCOVERY APP, search airfields, build routes & see costs: https://app-preview.kinectair.com

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Our Team



Jonathan Evans   CEO - Chief Executive Officer

KinectAir was conceived by Jonathan, a lifelong aviator. After selling his drone software company, Skyward, to Verizon in February 2017, he assembled this team of aerospace and software experts to go after his dream of an on-demand flight network.

> We want to move people. Not just in space and time, but emotionally. KinectAir provides the most joyful and accessible air travel to everyone that needs to fly by using efficient, right-sized aircraft, with access to more airfields using our easy to use APP.



Philip Benjamin Howard   CTO - Chief Technology Officer

A startup veteran who has built teams and brought products to market including a fixed-wing UAS, SaaS image processing, and AI based insights on big data. He formerly worked at Intel Visual/Parallel Group.



Anneke Tucker   Director of Aviation Development

Anneke is an FAA Airframe & Powerplant technician with inspection authority. She is also an Owner/Founder of Attain Aviation. Her 17+ years in the aviation industry started as Marine Corps Combat Aircrew: OEF & OIF.



Nick Rogers   Chief Commercial Officer

A successfully exited aviation entrepreneur & pilot. Passionate about leading aerospace, future safety, and innovation for next generation air travel using AI, machine learning and connectivity. British Airways Captain | 10,000 hours (747, A320).



Lauren Wilson   Fleet and Safety Manager UK & Europe

Formerly an electronic engineer, Lauren is a leading aviatrix with an eye for precision,



enjoyment and safety! Qualified DHC8 pilot, experienced airshow and display pilot for almost ten years, mentor and test pilot journalist.



Conor Whitehead   Director of Aviation Operations

Conor is a career pilot, Army Veteran, seasoned captain, instructor and leader in aviation. He has flown Army Special Ops Helicopters and wild land firefighting down to KinectAir's Pilatus PC-12. Creating an aviation culture you can trust and love.



Peter Lucier   General Counsel

A practicing business operations and contracts lawyer, Peter started his career as a litigator in D+O insurance. In parallel he became a successful entrepreneur in real estate and tech startup. As KinectAir GC, he is adept in US aviation law.



Christophe Carriere   Chief Operating Officer

Christophe is a leading startup mentor and adviser with a deep understanding of the legal and M&A space. Formerly a Paris-based ex-M&A lawyer, leading international teams in cross-border transactions and Deputy GC at Valeo Group.



Chris Rogers   Head of Communications

A strategic communications veteran of 15 years. In agency, Chris led some of the worlds most famous technology brands, winning awards across EMEA. He is an investor & exited entrepreneur with Dovetail Lab, a blockchain consent app for medical data.

The KinectAir Story

It is 2020 and despite all the available advances in mobility, people still have no real control over where, when and how they fly. As the airline industry once again resuscitates a failing hub and spoke operation, we see that the huge demand for regional and local air connectivity is unmet. People are missing the last connection point to enable them to live where they like and be mobile. That's why we want to reimagine air travel at KinectAir -

> To MOVE people to where they NEED to be.

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Our Platform

Our platform meets consumer demand for direct air travel on your own schedule - meaning no more hunting through the airlines' schedules that serve major airport hubs and force people to fly unsustainably. Our app creates a booking to your actual need. Just like you would expect when booking a car.

As a software-defined global air mobility company, we build powerful AI software to operate our own flexible, on-demand network of 'right-sized' aircraft with world-class pilots, so that we can fly our customers safely to where they need to be, when they want to be there. We believe that this will allow us to dramatically change the way people fly and expand the market for on-demand air mobility.



Our products

Sometimes, you just need to be there in person. We are on a mission to empower people to connect with each other, places, and communities by air. We plan two complementary products. The go anywhere point to point charter or group flights for 8 people, and turboprops with up to 80 seats offering flexible routing. The combination of the software, the most versatile machines available and the airfield access we can give customers will create a game changing network for regional flying.

KinectAir Anywhere - Connecting, on-demand

Our on demand flight network helps our customers avoid busy commercial airports, with their endless crowds and lines, to finally deliver a service that meets customer needs in a dynamic and intelligent way.

The customer just needs to use their smartphone to tell us where and when they need to go and KinectAir Anywhere will dispatch a safe, economical and highly versatile Pilatus PC-12 aircraft to reach any airfield within 1,000 miles.

Other airlines only operate out of 50 of the 2000+ available airports in the US, and are simply not 'on-demand' travel experiences. We can change that.



Pilatus PC-12 pictured

KinectAir Together - Connecting Regions

Together we will support regional communities to connect and thrive. We plan to service regular volumes of inter-regional air travel as we scale in the USA and Europe. We will build a flexible schedule to meet the demand for communities and businesses in regions poorly connected by road and rail. KinectAir Together will use efficient turboprop aircraft with up to 30 seats on aggregated demand. These inter-regional routes will also flex with demand or even offer exclusive flights for seasonal events through the dynamic KinectAir App. Put simply, we know there is twice as much demand closer to the business, places and communities people want in their lives and we intend to aggregate demand and fulfil it.



Dash-8 Turboprop pictured

Our Technology

To maximize efficiency - affordability for customers and our profitability - we plan to code AI software to continuously optimize, at scale and in real time, the true supply and demand across our own network of aircraft, pilots, and other passengers. The software instantly learns, recalculates, and offers the best options. It also suggests targeted remarketing online and uses our network to act on the data to fill flights.


COMMUNICATIONS
Itineraries
Reminders
Updates
Pilot Instructions
SALES
Dynamic pricing
Payments
Refunds
INBOUND REQUESTS
Email
Website
Apps
Brokers
SCHEDULING
Aircraft
Weather changes
Pilots
Maintenance
UNIT MARKETING
Targeted ads for every flight
Dynamic pricing
Seat availability
ROUTING
Booked flights
Repositioning flights
Maintenance
APPS
The KinectAir software platform gives customers immediate answers, allowing them to browse, customize, and book their flights.
NEW OPPORTUNITY
AI allows for a programmatic new way to sell seats for every flight.
ARTIFICIAL INTELLIGENCE
Every new customer transaction has implications across all operations. Only AI can handle the scale and complexity in real-time.

The outcome is compelling and intuitive travel options for clients, driven by algorithms that make life easier. To fly with KinectAir, we simply invite you to begin your journey by using your mobile to tell us where you need to be.


Flight Search
Flights
KinectAir Together

Sustainable aviation - Moving the industry forward

KinectAir aspires to be efficient by design. We aim to do more to cut waste and reduce avoidable CO_2 aviation emissions than any air company has before. First, the right-sized aircraft we use today are significantly more efficient than equivalent jet aircraft. By optimizing operations using these efficient aircraft, we can dramatically reduce the typical carbon footprint for passengers.

Second, achieving significant reductions in operator CO_2 emissions can only be attained by open innovation and cooperation between new partners. Electric and hybrid manufacturers of conventional take off and landing (eCTOL) aircraft are streets ahead in terms of reaching and exceeding regulatory standards for safe operations. KinectAir is already looking to bring in hybrid and electric aircraft into the fleet in the near term (1-2 years). Our partnership with VoltAero, launched in July 2020 will see us partner in bringing electric-hybrid aircraft to passengers by 2023. Fossil fuels represent 40% of a typical airline's cost base today. As with so many sustainable policies, we believe that doing the right thing is profitable for the customer, the planet and operations.



Leadership

KinectAir was conceived and started by Jonathan Evans; an Army veteran, professional pilot, and successfully-exited entrepreneur. After selling his drone software company, Skyward, to Verizon in February 2017, Jonathan hand-picked a unique team from the aerospace and software industries to go after his dream of a flexible on-demand flight network.

The global launch team that joins him in founding KinectAir is composed of professional aviators, data science and software engineers, legal counsel, and seasoned entrepreneurs. The team has developed a shared vision to build a trusted air service from the ground-up around a company that has software in its soul.



Join Us!

Jonathan raised over $8M of venture capital during the five years from Skyward's inception to its acquisition by Verizon in 2017. As has been well documented, the VC-backed startup journey can be magnificent in what it makes possible, as well as in some of the challenges it can present.

In starting KinectAir, Jonathan wants to change the investment paradigm, and after a period of self-funding to bring the concept into form, we're now seeking to build an investor base of support from the very people we fly. We want our earliest customers to be so enthused about the service that they want to own a piece of the company providing it.

The Wefunder platform, and the recent **JOBS Act** that allows for this more democratized investment structure in a startup, is perfectly aligned with this ambition. We welcome you to join this KinectAir journey here, with us.

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